August 27, 2024

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

       Re: Nocera, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Comparison of Results of Operations for the years ended December 31, 2023 and December 31,
2022, page 43

1. Please provide a more informative discussion and analysis of results of operations for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Specifically, please:
           explain price versus volume variances when discussing changes in revenue;
           explain why management states that catering business revenue decreased even though it actually increased from $1.6 million in 2022 to $8.9 million in 2023;
           explain why management is attributing the variance in general and administrative expenses to XFC, a discontinued operation that should not impact this account;
 August 27, 2024
Page 2

            provide an explanation about the facts and circumstances that precipitated the goodwill impairment charge which comprised 50% of your net loss. Refer to Item 303(a) of Regulation S-K. Similar issues are also noted in your June 30,
       2024, Form 10-Q.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources; Going Concern, page 44

2. Please provide a more informative discussion and analysis of your liquidity plan, specifically the financial support letter mentioned on page 44 and F-9. Refer to Item
       303(b)(1) of Regulation S-K.
Item 9A. Controls and Procedures
Remediation Plan, page 48

3. We note management states on page 48 it expects to remediate material weaknesses in
       2023. Please correct to say 2024, as the 10-K presents activity through the year ended
       December 31, 2023.
Report of Independent Registered Public Accounting Firm
Opinion on the Financial Statements, page F-2

4. We note your auditor's opinion on the financial statements cites the "year" then ended rather than the "years" then ended when describing periods covering the report. Please advise on the true periods covering the auditor's report.
5.     The PCAOB website reports that your auditor   s registration is pending
withdrawal, and
       the withdrawal request was received on June 19, 2024. Please tell us what firm did the review work for the Form 10-Q filed on August 14, 2024, and tell us how you have considered the requirements of Form 8-K Item 4.01.
Consolidated Statements of Changes in Equity, page F-6

6. We note your consolidated statements of changes in equity for the 2023 period reflects
       $626,987 in equity issuance. It is not clear whether this is actually a cash transaction since it is described as an incentive award. If it is not actually a cash transaction, the corresponding amount in the cash flows from financing activities on page F-7 may not be correct. Please revise as necessary.
Note 2 - Going Concern, page F-9

7. We note management discloses factors which raise substantial doubt about as to the
       Company   s ability to continue as a going concern in FN2, citing a net loss of $2.1 million
       for the year ended December 31, 2023. This net loss does not appear on the consolidated statements of operations and comprehensive (loss) income for the same period. Please provide insight on this inconsistency.
Note 12 - Warrants, page F-21

8. We note your summary of warrant activity disclosed in your 10-K as of December 31,
       2023 ends with 2,255,146 warrants outstanding and exercisable. However, the same roll forward presented on page 15 of the 10-Q as of June 30, 2024 discloses outstanding and
 August 27, 2024
Page 3

       exercisable warrants at January 1, 2024 are 256,000. Please revise to explain the discrepancy between the ending and beginning balances.
Note 24 - Subsequent Event, page F-33

9. Please provide us with the significance calculations for the Xinca purchase. See Article 8-
       04 of Regulation S-X. Further, in your Form 8-K dated January 31, 2024, you mention filing an amendment with financial statements of the business acquired by April 11, 2024, which do not appear to have been filed yet. Please share related financial statements if and as required by Regulation S-X.
General

10. We note that you have subsidiaries in China and Hong Kong, a VIE arrangement with an entity based in China and that your auditor is located in Hong Kong. Please provide us your analysis of whether you are a China-based issuer. Please refer to the Division of
       Corporation Finance's Sample Letter to China-Based Companies published on December
       20, 2021. Your response should include an analysis of both quantitative and qualitative factors, including quantification of relevant financial measures, such as revenues and assets, and the location of your management, employees and customers. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-706-8224 or Al Pavot at 202-551-3738 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Andy Jin